UXIN LIMITED

(Incorporated in the Cayman Islands with Limited liability)

(Nasdaq Ticker: UXIN)

NOTICE OF extraordinary GENERAL MEETING

to be held on March 1, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of UXIN LIMITED (the “Company”) will be held at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China, at 10:00 am (Beijing time) on March 1, 2024 and at any adjourned or postponed meeting thereof, for the following purposes:

1.
To consider and, if thought fit, pass the following resolution:

“RESOLVED, as an ordinary resolution:

THAT the authorized share capital of the Company be and is hereby increased by the creation of an additional 190,000,000,000 new Class A Ordinary Shares of a par value of US$0.0001 each (the “Share Capital Increase”), such that, following the Share Capital Increase, the authorized share capital of the Company will be US$20,000,000 divided into 200,000,000,000 shares comprising of (i) 198,180,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 1,720,000,000 Senior Preferred Shares of a par value of US$0.0001.

RECORD DATE

Mr. Kun Dai, the Chariman of the Board, has fixed the close of business on February 5, 2024 (Beijing time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment or postponed meeting thereof.

Holders of record of the Company's Class A Ordinary Shares, Class B Ordinary Shares and Senior Preferred Shares, each with a par value of US$0.0001 per share, at the close of business on the Record Date will be entitled to attend and vote at the EGM and any adjournment or postponed meeting thereof.

Your vote is important. Whether or not you propose to attend the EGM in person, you are urged to complete, sign, date and return the accompanying form of proxy (which is attached to and made a part of this notice) by mail to 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, Republic of China People’s Republic of China, Attention: Mr. Jinwang Kou, or by email to koujinwang@xin.com as soon as possible and in any event no later than the end of February 26, 2024 (Beijing time).

Holders of record of the Company’s American Depositary Shares (the “ADSs”) as of the close of business on Record Date who wish to exercise their voting rights for the underlying Class A Ordinary Shares represented by their ADSs must act through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”).

ATTENDING THE EGM

Only holders of record of Class A Ordinary Shares, Class B Ordinary Shares or Senior Preferred Shares as of the Record Date are entitled to attend and vote at the EGM. Please note that holders of ADSs are not entitled to attend the EGM. Any ADS holder who appears at the venue of the EGM will not be allowed to attend the EGM.

The chairman of the EGM shall demand that a poll shall be taken in respect of each resolution to be put to the vote at the EGM, and accordingly each holder of Class A Ordinary Shares shall be entitled to one vote for every such share held by him or her, each holder of Class B Ordinary Shares shall be entitled to ten votes for every such share held by him or her, and each holder of Senior Preferred Shares shall be entitled to that number of votes equal to the largest number of whole Class A Ordinary Shares into which each such Senior Preferred Share could be converted.

The notice of the EGM and the proxy form are also available for viewing on the Company’s website at https://ir.xin.com/.

BY ORDER OF THE BOARD OF DIRECTORS, UXIN LIMITED
/s/ Kun Dai
Name: Kun Dai Title: Chairman and Chief Executive Officer
January 30, 2024

DOCPROPERTY DPWPathText \* MERGEFORMAT #38195522v5